Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2018 and 2017

Expressed in Canadian Dollars

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2018 and 2017

Independent Auditor's Report

To the Shareholders of Integra Resources Corp.:

Opinion

We have audited the consolidated financial statements of Integra Resources Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a net loss of $14,807,839 during the year ended December 31, 2018 and, as of that date, the Company had accumulated losses of $35,696,772. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jenny Chia Fong Lee.

Vancouver, British Columbia
April 25, 2019	Chartered Professional Accountants

Integra Resources Corp.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31, 2018	December 31, 2017
	$	$
Assets
Current Assets
Cash and cash equivalents (Note 5)	15,420,540	16,660,293
Receivables and prepaid expenses (Note 7)	502,794	404,448
Total Current Assets	15,923,334	17,064,741
Long-Term Deposits (Note 7)	432,906	450,504
Restricted Cash (Note 8)	2,267,778	3,646,423
Property, Plant and Equipment (Note 9)	767,197	76,238
Right-of-Use Assets (Note 10)	1,013,608	-
Acquisition Prepayment (Note 11)	-	278,007
Exploration and Evaluation Assets (Note 11)	58,422,192	59,335,430
Total Assets	78,827,015	80,851,343
Liabilities
Current Liabilities
Trade and other payables (Note 13)	1,204,514	605,324
Current reclamation and remediation liability (Note 16)	2,289,740	2,188,805
Promissory note liability (Note 14)	4,377,974	-
Current capital lease liability (Note 10)	241,645	-
Due to related parties (Note 12)	473,970	341,870
Total Current Liabilities	8,587,843	3,135,999
Promissory Note Liability (Note 14)	-	4,034,999
Long-Term Capital Lease Liability (Note 10)	801,649	-
Reclamation and Remediation Liabilities (Note 16)	39,858,960	46,579,123
Total Liabilities	49,248,452	53,750,121
Shareholders' Equity
Share Capital (Note 17)	61,709,371	45,885,834
Reserves	3,554,104	1,987,382
Accumulated Other Comprehensive Income	11,860	116,939
Accumulated Deficit	(35,696,772)	(20,888,933)
Total Equity	29,578,563	27,101,222
Total Liabilities and Equity	78,827,015	80,851,343

Nature of Operations (Note 1) and Going Concern (Note 2); Commitments and Contingencies (Note 15);
Subsequent Events (Note 21)

These consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2019.
They are signed on the Company's behalf by:

"Stephen de Jong"          , Director                                                                  "Anna Ladd-Kruger"  , Director

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in Canadian Dollars)

	Years Ended December 31,
	2018	2017
	$	$
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment	(98,927)	(2,324)
Depreciation - Right-of-use assets (Note 10)	(216,551)	-
Compensation and benefits	(2,338,269)	(895,231)
Corporate development and marketing	(672,064)	(155,945)
Office and site administration expenses	(508,426)	(205,531)
Professional fees	(403,287)	(297,227)
Regulatory fees	(68,874)	(103,793)
Stock-based compensation (Note 17)	(1,577,664)	(617,762)
	(5,884,062)	(2,277,813)

Exploration and Evaluation Expenses	(9,512,437)	(275,968)
Operating Loss	(15,396,499)	(2,553,781)
Other Income (Expense)
Interest income	141,683	9,219
Capital lease interest expenses (Note 10)	(95,545)	-
Rent income - sublease (Note 10)	93,500	-
Reclamation accretion expenses (Note 16)	(1,380,172)	(2,383,552)
Foreign exchange income (loss)	1,829,194	(618,031)
Prior years payables write-off	-	20,034
Gain on other financial assets (Note 6)	-	2,234
Total Other Income (Expense)	588,660	(2,970,096)
Net Loss	(14,807,839)	(5,523,877)
Other Comprehensive Income (Loss)
Foreign exchange translation	(105,079)	116,939
Other Comprehensive Income (Loss)	(105,079)	116,939
Comprehensive Loss	(14,912,918)	(5,406,938)
Net Loss Per Share (Note 20)
- basic and diluted	(0.25)	(0.29)
Weighted Average Number of Shares (000's)
- basic and diluted (000's)	59,146	18,961

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares*	Amount	Options	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance at December 31, 2016	1,915,801	$13,570,827	$525,620	$406,000	$-	$(15,365,056)	$(862,609)
Share issued for cash	42,270,556	29,055,677	-	-	-	-	29,055,677
Shares issued for debt settlement, net of issuance costs	6,287,730	785,967	-	-	-	-	785,967
Shares issued for the acquisition (Note 11)	5,545,987	4,714,089	-	-	-	-	4,714,967
Share issue costs - cash	-	(1,802,726)	-	-	-	-	(1,802,726)
Share issue costs - non-cash (warrants)	-	(438,000)	-	-	-	-	(438,000)
Share-based payments - warrants	-	-	-	438,000	-	-	438,000
Share-based payments - options	-	-	617,762	-	-	-	617,762
Other comprehensive income	-	-	-	-	116,939	-	116,939
Net loss	-	-	-	-	-	(5,523,877)	(5,523,877)
Balance at December 31, 2017	56,020,074	45,885,834	1,143,382	844,000	116,939	(20,888,933)	27,101,222

Shares issued for cash	21,242,600	16,994,080	-	-	-	-	16,994,080
Share issue costs - cash		(1,219,597)	-	-	-	-	(1,219,597)
Share-based payments - options	-	-	1,577,664	-	-	-	1,577,664
Share-based payments - warrants exercised	44,837	49,054	-	(10,942)	-	-	38,112
Other comprehensive loss	-	-	-	-	(105,079)	-	(105,079)
Net loss	-	-	-	-	-	(14,807,839)	(14,807,839)
Balance at December 31, 2018	77,307,511	$61,709,371	$2,721,046	$833,058	$11,860	$(35,696,772)	$29,578,563

* Number of shares outstanding reflects the 1 for 5 consolidation on January 30, 2017 and the 1 for 2.5 share consolidation announced on August 17, 2017 of the Company's issued and outstanding shares

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended December 31,
	2018	2017
	$	$
Operations
Net loss	(14,807,839)	(5,523,877)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
Depreciation - Property, plant and equipment	98,927	2,324
Depreciation - Right-of-use assets (Note 10)	216,551	-
Capital lease interest expenses (Note 10)	95,545	-
Reclamation accretion expenses	1,380,172	2,383,552
Reclamation expenditures (Note 16)	(2,364,788)	(269,227)
Gain on other financial assets	-	2,234
Unrealized foreign exchange loss (gain) on foreign exchange	(1,199,557)	204,356
Share-based payment	1,577,664	617,762
Write-off of prior years accounts payable	-	20,034
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	(47,416)	(838,330)
Capital lease liabilities	(95,122)	-
Trade and other payables	533,269	410,010
Due to related parties	132,155	341,851
Cash flow used in operating activities	(14,480,439)	(2,649,311)
Investing
Additions to property, plant and equipment	(773,790)	(78,562)
Long-term investments (Note 8)	1,564,540	(3,646,423)
Property acquisition costs	(3,200,765)	(4,219,828)
Sale of available-for-sale investments	-	(2,234)
Cash flow used in investing activities	(2,410,015)	(7,947,047)
Financing
Issuance of common shares - financing (Note 17)	16,994,080	29,055,677
Issuance of common shares - warrants (Note 17)	38,112	-
Share issue costs	(1,194,203)	(1,802,726)
Capital lease principal payments (Note 10)	(187,288)	-
Cash flow provided by financing activities	15,650,701	27,252,951
Increase (decrease) in cash and cash equivalents	(1,239,753)	16,656,593
Cash and cash equivalents at beginning of year	16,660,293	3,700

Cash and cash equivalents at end of year	15,420,540	16,660,293

Supplemental disclosure of non-cash activities in Note 19

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

 1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office, principal address and registered and records office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture under the trading symbol "ITR". The Company is listed on the OTCQX under the trading symbol "IRRZF".

Integra is a development stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho.

2. BASIS OF PREPARATION

2.1 Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.  As at December 31, 2018, the Company had working capital surplus of $7,335,491 (December 31, 2017 - $13,928,742 working capital surplus), had not yet achieved profitable operations, had accumulated losses of $35,696,772  (December 31, 2017 - $20,888,933) and expects to incur future losses in the development of its business, all of which could impact the Company's ability to continue as a going concern.

The Company has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and/or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions raise material uncertainty that may cast significant doubt as to the ability of the Company to continue operating as a going concern.

The Company is in the process of exploring its properties and has not yet determined whether these properties contain economically recoverable reserves.  The continued operations of the Company and the amounts recoverable on these properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the financing to complete the necessary exploration and development of such property and upon attaining future profitable production or proceeds from disposition of the properties.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.2 Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2018.

These consolidated financial statements were authorized by the Board of Directors of the Company on April 25, 2019.

2.3 Significant Accounting Policies

(a) Basis of Consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company.  All intercompany balances and transactions are eliminated upon consolidation.

(b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual accounting basis, except for cash flow information.

 (c) Foreign Currency Translation

       The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar.  The functional currency of the Company's two US subsidiaries is the US dollar.  The presentation currency of the Company is the Canadian dollar.

Transactions in United States ("US") currency have been translated into Canadian dollars in accordance with IAS 21 as follows:

i) Monetary items are translated at the exchange rates on the Consolidated balance sheet date;

ii) Non-monetary items measured at historical cost are translated at the exchange rates prevailing at the date of the transaction; Non-monetary items carried at fair value are translated at the rate that existed when the fair values were determined;

iii) Revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets. The average exchange rate is permitted if there is no significant fluctuation in the exchange rates;

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

    2.3 Significant Accounting Policies (continued)

    (c) Foreign Currency Translation (continued)

iv) Exchange gains and losses on translation are reported in profit or loss. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

    (d) Cash and Cash Equivalents

Cash and cash equivalents are carried in the consolidated statements of financial position at fair value.  Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash or have maturity dates at the date of purchase of three months or less.

Restricted cash is cash held in a bank account that is not available for the Company's general use.

    (e) Exploration and Evaluation Properties, and Mineral Properties

Exploration and Evaluation Properties

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation, and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

License costs paid in connection with a right to explore in an existing exploration area are expensed as incurred.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless it is concluded that a future economic benefit is more likely than not to be realized.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

     2.3 Significant Accounting Policies (continued)

      (e) Exploration and Evaluation Properties, and Mineral Properties (continued)

            Exploration and Evaluation Properties (continued)

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation expenditures incurred on a license where a NI 43-101 - Standards of Disclosure for Mineral Projects ("43-101") compliant resource has not yet been established are expensed as incurred until sufficient evaluation has occurred in order to establish a 43-101 compliant resource and on completion of a pre-feasibility study. Costs expensed during this phase are included in "exploration and evaluation expenses" in the consolidated statements of operations and comprehensive income (loss).

Costs of acquiring exploration and evaluation assets are capitalized. They are subsequently measured at cost less accumulated impairment.

Once development is sanctioned, exploration and evaluation assets are tested for impairment and transferred from "Exploration and Evaluation Assets" to "Mineral Properties and Deferred Development Costs" or "Property, Plant & Equipment" depending on the nature of the asset. No amortization is charged during the exploration and evaluation phase.

Mineral Properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future.  A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Prior to capitalizing such costs, management determines if there is a probable future benefit that will contribute to future cash inflows, the Company can obtain the benefit and control access to it, and if the transaction or event giving rise to the benefit has already occurred.

If the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the consolidated statements of operations and comprehensive loss.

Amortization and Depletion

Exploration and evaluation assets and Mineral properties are not subject to depletion or amortization - they are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Disposal

At the disposal, gains or losses of an item within Exploration and Evaluation Properties, or Mineral Properties are calculated as the difference between the proceeds from disposal and the carrying amount. Those gains or losses are recognized net within other income in profit or loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 Significant Accounting Policies (continued)

(f) Plant, Property and Equipment

Equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The Company's capitalization threshold is $1,000. Where an equipment item comprises major components with different useful lives, the components are accounted for as separate items of equipment. Equipment items are depreciated on a straight-line basis over their estimated useful lives at the following rates:

                        Computers and software                                        30%

                        Office furniture and equipment                              20%

                        Vehicles                                                                  30%

                        Buildings and office improvements                          4%

                        Exploration building and water wells                      10%

                        Roads                                                                        8%

                        Exploration equipment                                            20%

Land is not depreciated. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss).

(g) Leased Assets

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The right-to-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct cost (e.g., commissions) and an estimate of restoration, removal and dismantling costs. Subsequently, lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made, and the related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. Right-of-use assets are subject to impairment testing under IAS 36 Impairment of Assets. Other leases are operating leases and are recognized on a straight-line basis in the Company's consolidated statements of operations and comprehensive loss. Please also see Note 2.4 - IFRS 16 Leases.

(h) Impairment of Non-Financial Assets

The Company's mineral properties and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if any indications of impairment surface.  If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and the asset's value in use.  If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the consolidated statements of financial position is reduced to its recoverable amount.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.  Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 Significant Accounting Policies (continued)

(h) Impairment of Non-Financial Assets (continued)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.  Value in use is determined by applying assumptions specific to the Company's continued use which includes future development.  As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.  The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.  When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

    (i) Share Capital

Financial instruments issued by the Company are classified as equity only to the extend that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share warrants are classified as equity instruments.

Equity-settled share-based compensation arrangements such as the Company's stock option plan are measured at fair value at the date of grant and recorded within equity.  The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders' equity.  The amount recognized as an expense is reversed to reflect stock options forfeited, so no expense will remain in the financial records in relation to the forfeited agreements.  The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the fair value of the warrants is determined using the Black-Scholes pricing model, and the remaining value is assigned to the common shares.

    (j) Reclamation and Remediation Provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made.  The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability.  The resulting cost is capitalized to the carrying value of the related assets, or expensed to exploration, evaluation and development expenses where there is no carrying value of the related assets.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 Significant Accounting Policies (continued)

 (j) Reclamation and Remediation Provisions (continued)

          In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the consolidated statements of operations and comprehensive income (loss) as finance cost.  Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses.  Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.  It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates.  The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed.  Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation obligations.

 (k) Income Taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.  Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years.  The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.  It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted.  The amount of deferred tax assets recognized is limited to the amount that is, in management's estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

 (l) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Stock options and share purchase warrants are typically dilutive when the Company has net income for the period and the average market price of the common shares during the period exceeds the exercise price of the stock option and/or share purchase warrant.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 Significant Accounting Policies (continued)

      (l) Earnings (Loss) Per Share (continued)

The Company follows the treasury stock method for the calculation of diluted earnings per share. That method assumes that outstanding stock options and warrants with an average exercise price below the market price, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. Under this method, diluted earnings per share are calculated by dividing net earnings for the period by the diluted weighted average shares outstanding during the period.

    (m) Contingencies

Due to the size, complexity, and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In case that management's estimate of the future resolution of these events changes, the Company will recognize the effects of those changes in the consolidated financial statements on the date such changes occur.

2.4 Adoption of New and Revised Standards and Interpretations

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2018 or later periods.  The Company has adopted the following new standards, amendments, and interpretations effective January 1, 2018:

IFRS 2 Share-based payments

Amendment was issued by the IASB on June 20, 2016 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements for the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity-settled. These amendments did not impact the Company's consolidated financial statements for the years ended December 31, 2018 and 2017.

IFRS 9 Financial instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparatives will not be restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.4 Adoption of New and Revised Standards and Interpretations (continued)

Recent Accounting Pronouncements (continued)

IFRS 9 Financial instruments (continued)

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

• Fair value through other comprehensive income ("FVTOCI")

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at fair value through profit or loss ("FVTPL") to present subsequent changes in FVTOCI.

• Fair value through profit or loss ("FVTPL")

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

The following table summarizes the classification of the Company's financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial Assets
Cash and cash equivalents	FVTPL	FVTPL
Receivables (excluding tax receivables)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost

Financial Liabilities
Trade and other payables	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost
Promissory note liability	Amortized cost	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company's classification and measurement of financial assets and liabilities.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.4 Adoption of New and Revised Standards and Interpretations (continued)

Recent Accounting Pronouncements (continued)

IFRS 9 Financial instruments (continued)

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. The adoption of the new expected credit loss impairment model had no impact on the carrying amounts of financial assets at amortized cost.

Consistent with IAS 39, the financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

IFRIC Interpretation 22

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. According to the interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. This interpretation did not impact the Company's consolidated financial statements for the years ended December 31, 2018 and 2017.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB and FASB published this standard jointly and amended it in April 2016. This standard will replace all existing IFRS and US GAAP guidance on revenue and introduce a 5-step model for recognizing revenue from contracts with customers.  New judgments and estimates will be required for the determination of the revenue line item in the financial statements. The new standard will require analysis of all sales contracts to ensure the promises to the customers are identified and accounted for appropriately. All companies will be subject to extensive new disclosure requirements. Calendar year companies are required to apply this standard for year ends beginning on January 1, 2018.

The Company adopted this standard in 2018 with no impact of the standard on the Company's consolidated financial statements at this stage. In case commercial production is declared, revenue from the sales of gold and silver would be recognized based on the identification of contract with customers, the determination of performance obligation under the contract, transaction price, and the contract execution time frame.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.4 Adoption of New and Revised Standards and Interpretations (continued)

Recent Accounting Pronouncements (continued)

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers ("IFRS 15") has been adopted. The Company elected to adopt IFRS 16 early using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparatives will not be restated (see Note 10).

In order to implement the IFRS 16 standard, the Company developed new processes and controls to track and account for leases, including the lease identification, initially and subsequently measuring lease-related assets and liabilities, lease and non-lease components identification, and collecting the disclosure information.

The Company reviewed all its agreements, to determine if they met the "lease" criteria (according to the IFRS 16) at the inception of the contract. A lease is a contract or part of a contract, that conveys the right to control the use of an identified asset (the underlying asset) for a certain period (term) in exchange for consideration. IFRS 16 applies a control model for the identification of leases, distinguishing between leases and service contracts based on whether there is an identified asset controlled by the customer.

Initial recognition and measurement

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct costs (e.g., commissions) and an estimate of restoration, removal and dismantling costs. The Company is not obligated to incur any initial direct costs, restoration, removal and dismantling costs at the end of lease terms.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Subsequent measurement

The related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. The Company depreciates the right-of-use assets on a straight-line basis, over the lease term, using the plant, property and equipment depreciation rates. Right-of-use assets are subject to impairment testing under IAS 36 Impairment of Assets.

Lessees increase the carrying amount of lease liability to reflect interest and reduce carrying amount of the lease liability to reflect lease payments made.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.4 Adoption of New and Revised Standards and Interpretations (continued)

Recent Accounting Pronouncements (continued)

IFRS 16 Leases (continued)

Presentation

The Company presented the Right-of-use assets separately from other assets on the statement of financial position, and Depreciation expenses are presented separately in the statement of operations and comprehensive income (loss).

Lease liabilities are presented separately from other liabilities on the statement of financial position. Interest expense is presented separately in the statement of operation and comprehensive income (loss). In the statement of cash flows, principal payments are presented within financial activities and interest payments are presented in the operating activities.

Elections

  The Company, as a practical expedient, elected, by class of underlying asset, not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
  The Company has also elected to expense the lease payments and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less (short-term office leases, presented in Note 10).

2.5 Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.  The Company has identified the following areas where estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company's consolidated statements of financial position reported in future periods.

Significant Accounting Estimates

(a) Mineral Resource Estimate

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors.  Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.5 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates (continued)

(b) Share-Based payments

The determination of the fair value of stock options or warrants using the Black-Scholes option pricing model, require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate.

    (c) Current and Deferred Taxes

Tax regulations are very complex and changing regularly. As a result, the Company is required to make judgments about the tax applications, the timing of temporary difference reversals, and the estimated realization of tax assets. Also, all tax returns are subject to further government's reviews, with the potential reassessments. All those facts can impact current and deferred tax provisions, deferred tax assets and liabilities, and operation results.

(d) Review of Asset Carrying Values and Assessment of Impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.  The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive loss.

(e) Fair Value Measurement

The Company measures certain financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or liability is measured using the assumption that market participants act in their best economic interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient date are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

When the fair values of non-financial assets need to be determined, e.g. when calculating fair value less cost to sell for impairment purposes, fair value is measured using valuation techniques including comparable calculations and discounted cash flow models.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.5 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates (continued)

(f) Reclamation and Remediation Provision

The Company assesses its reclamation and remediation provisions annually or when new material information is available. The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates are related to the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Significant Accounting Judgments

(a) Asset Acquisition

Significant judgment is required to determine if an acquisition meets the definition of a business or whether assets are acquired. Applying the acquisition method to business combinations requires each assets and liability to be measured at its acquisition-date fair value, and the excess (if any) of the fair value of consideration over the fair value of the net assets acquired is recognized as goodwill. For the asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized.

(b) Exploration and Evaluation expenditures

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

(c) Assessment of Lease

    The Company assessed whether a contract is or contains a lease. This assessment involves the exercise of judgment about whether it depends on a specific asset, whether the company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

3.  CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital surplus as of December 31, 2018 totaled $7,335,491 (December 31, 2017 - $13,928,742 working capital surplus).  The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.  There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of outstanding stock options or warrants, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2018.  The Company is not subject to externally imposed capital restrictions.

4.  FINANCIAL INSTRUMENTS

  All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL) or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

  Fair Value

The Company has designated its cash and cash equivalents as FVTPL, which are measured at fair value.  Trade and other payables and due to related parties are classified for accounting purposes as financial liabilities measured at amortized cost, which also equals fair value, due to the short-term nature of those items.  The Company's promissory note payable is recorded using effective interest rate method. Fair values of trade and other payables and due to related parties are determined from transaction values which were derived from observable market inputs.  Fair values of other financial assets are based on current bid prices at the balance sheet date.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.

  The Company's financial instruments are accounted for as follows under IFRS 9 (no changes comparing to IAS 39):

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Promissory note payables	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments as at December 31, 2018:

	Level	December 31, 2018	December 31, 2017
FINANCIAL ASSETS:

Cash and cash equivalents	1	$ 15,420,540	$ 16,660,293

    Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

  A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the balance sheet.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables - The Company is not exposed to significant credit risk as its receivables are insignificant.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As December 31, 2018, the Company had a working capital surplus of $7,335,491 (December 31, 2017 - $13,928,742 working capital surplus).  The Company intends on securing further financing to ensure that the obligations are properly discharged.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company.  If additional financing is raised by the issuance of shares from the treasury of the Company, control of Integra may change, and shareholders may suffer additional dilution.  If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit some or all of its interests and reduce or terminate its operations therein.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations. The Company raises funds in Canadian dollars, but a significant portion of its activities are incurred in the US. This relationship between the Canadian and the US dollar will impact the Company's financial statements regularly.

5.  CASH AND CASH EQUIVALENTS

The balance at December 31, 2018 consists of $15,420,540 cash (December 31, 2017 - $16,660,293 cash) on deposit with major Canadian and US banks.  The Company didn't have any cash equivalents at December 31, 2018 and 2017.

6.  OTHER FINANCIAL ASSETS

As of December 31, 2018, the Company did not hold other financials assets.

During the year ended December 31, 2017, the Company sold 75,000 shares of Richmond and 100,000 shares of Surrey Capital Corp., for proceeds of $11,859.  As a result of the sale, the Company recorded a gain on sale of other financial assets of $2,234 for the year ended December 31, 2017.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

7. RECEIVABLES, PREPAID EXPENSES, AND LONG-TERM DEPOSITS

Receivables and Prepaid Expenses As at	December 31, 2018	December 31, 2017
Receivables	$87,672	$87,565
Prepaid expenses	415,122	316,883
Total receivables and prepaid expenses	$502,794	$404,448

Long-Term Deposits As at	December 31, 2018	December 31, 2017
Long-term security deposit (Head- office lease)	$23,646	$74,154
Long-term deposit (EM Strategies)	409,260	376,350
Total Long-Term Deposits	$432,906	$450,504

Long-term deposits are related to the Company's third-party consultant who manages the water treatment and the environmental monitoring at the DeLamar site ("EM Strategies") and the head-office lease agreement. In accordance with the management agreement, the Company paid a US$300,000 (C$409,260) long-term deposit to EM Strategies for managing the environmental commitments of DeLamar. Subsequent to the year end, this deposit has been moved to the current assets, as the Company will take over the site water treatment management and environment monitoring from EM Strategies in May 2019 (see Note 21). The head-office lease deposit of $23,646 represents one-third of the total security deposit ($74,154), which will be refunded at the end of lease term; the remaining $50,508 is reported in prepaids.

At December 31, 2018 and 2017, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at December 31, 2018 and 2017.

8. RESTRICTED CASH

The restricted cash balance at December 31, 2018 was $2,267,778 (December 31, 2017 - $3,646,423).

The current restricted cash consists of the following items: $1,974,856 (US$1,447,629) (December 31, 2017 - $Nil) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (see Note 16); $276,336 (US$202,563) (December 31, 2017 - $Nil) in long-term deposit placed into an escrow account for EM Strategies, the Company's third-party consultant managing the water treatment and the environmental monitoring at the DeLamar site; $16,586 (December 31, 2017 - $Nil) long-term deposit held as a security for the Company's credit cards; and $Nil (December 31, 2017 - $3,646,423) in long-term deposit held as a security (letter of credits) for the Company's reclamation and remediation obligations.

Restricted cash has been reduced in the third quarter of 2018 as the Company arranged for US$2.9mm (C$4.0mm) in surety bond agreements with Lexon Insurance Company (the "Surety") to replace the letters of credit securing the Company's reclamation and remediation obligations (see Note 16).  The cash collateral is held in trust and the Surety is entitled to a management fee of 2.5% calculated on an annualized basis.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

9. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, and buildings improvements	Exploration equipment	Total
Balance at December 31, 2016	$-	$-	$-	$-	$-	$-
Additions	55,697	-	-	4,140	18,694	78,531
Depreciation	(2,324)	-	-	-	-	(2,324)
Foreign exchange	31	-	-	-	-	31
Balance at December 31, 2017	$53,404	$-	$-	$4,140	$18,694	$76,238
Additions	70,132	52,495	30,545	315,814	304,804	773,790
Depreciation	(28,850)	(8,855)	(2,724)	(6,370)	(40,967)	(87,766)*
Foreign exchange	5,527	(32)	(144)	113	(529)	4,935
Balance at December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197

*Total depreciation expense of $98,927 shown on the statement of operations and comprehensive loss includes $11,161 related to the staff house depreciation, reported in the exploration and evaluation assets.

Carrying amounts

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, and buildings improvements	Exploration equipment	Total
December 31, 2016	$-	$-	$-	$-	$-	$-
December 31, 2017	$53,404	$-	$-	$4,140	$18,694	$76,238
December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

10. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct costs, and an estimate of restoration, removal and dismantling costs.

The following table outlines the capital lease cash outflow details:

Capital lease items	Lease term	Total lease amounts	Paid upfront*	Remaining amounts to be paid	Sales taxes	Total payments (from inception to maturity)
Head office rent	5 years	$1,383,220	$(74,154)	$1,309,066	$69,161	$1,378,227
Vehicles	3 years	104,860	(6,125)	98,735	-	98,735
Total		$1,488,080	$(80,279)	$1,407,801	$69,161	$1,476,962

*Paid upfront includes $74,154 security deposit paid for the head office rent and $6,125 down-payments paid for the vehicles.

The right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. The Company depreciates the right-of-use assets on a straight-line basis, over the lease term.

The following table outlines the Right-of-use assets summary as December 31, 2018:

Capital lease items	Lease term	Present value	Paid upfront	Total right-of-use assets at initial recognition	Depreciation	Carrying amounts
Balance, January 1, 2018	-	$-	$-	$-	$-	$-
Head office rent	5 years	$1,063,424	$74,154	$1,137,578	$(208,556)	$929,022
Vehicles	3 years	86,878	6,125	93,003	(8,417)	84,586
Balance, December 31, 2018		$1,150,302	$80,279	$1,230,581	$(216,973)	$1,013,608

These lease agreements have extension options, but those are not included in the calculation because management does not expect to renew these leases at the end of the lease terms.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the effective interest method for the present value determination.

As the rate implicit in the lease cannot be readily determined, the Company applied an average incremental borrowing rate. The Company used an 8.5% discount rate to calculate the present value of its lease payments.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

10. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Subsequently, the initial lease liability of $1,230,582 ($241,645 current and $988,937 long-term lease liability) was reduced by the applicable payments to $1,043,294 ($241,645 current and $801,649 long-term lease liability).

The following table outlines the Capital lease liability summary as December 31, 2018:

Capital lease items	Lease term	Current capital lease liability	Carrying long-term capital lease liability	Interest expense
Balance, January 1, 2018	-	$-	$-	$-
Head office rent	5 years	$212,685	$750,452	$93,498
Vehicles	3 years	28,960	51,197	2,048
Balance, December 31, 2018		$241,645	$801,649	$95,545

The Company subleased a portion of its head office to three companies for a total annual rent income of $93,500 (included in the statement of operations and comprehensive loss, under the "Rent income - sublease").

Operating Leases

The Company elected not to capitalize its short-term office rent agreements (related to its Reno office space). As December 31, 2018, the Company expensed $24,012 related to those short-term office rent agreements, included in the Office and site administration expenses.

As December 31, 2018, the Company's short-term lease commitment was $32,252.

11. EXPLORATION AND EVALUATION ASSETS

DeLamar Gold and Silver Project

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owns the DeLamar Gold and Silver Project ("DeLamar" or the "Project") for $7.5mm in cash and the issuance of 5,545,987 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $27.3mm financing. The Company paid $3.0mm cash at closing of the acquisition transaction and issued a $4.5mm promissory note, which was due in May 2019 (subsequent to the year end, the maturity date was extended to November 3, 2019 - see the "Subsequent events" note 21). The 5,545,987 common shares issued were valued at $4,714,089 on the closing date.

IFRS 3 defines a business combination as a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that are capable of being conducted and managed to provide a return to investors. The set of activities should contain inputs and processes.

The DeLamar acquisition does not meet the definition of a business combination as (i) the DeLamar Project is at the exploration stage with no defined mineral reserves, and (ii) Kinross DeLamar Mining Company doesn't contain any business processes, thus not meeting the definition of a business.  Consequently, the transaction is not characterized as a business combination, and was accounted for as an asset acquisition.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

11. EXPLORATION AND EVALUATION ASSETS (continued)

Since the acquisition of the DeLamar property is considered to be an asset acquisition and not a business combination for accounting purpose, assets acquired and liabilities assumed are assigned a carrying amount based on their relative fair value. Direct attributable acquisition-related costs were capitalized as part of the cost of the asset in an asset acquisition.

Florida Mountain Gold and Silver Project

Integra has also executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Project ("Florida Mountain") for a total consideration of US$2mm (C$2.7mm) in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid US$1.6mm (C$2.2mm) at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid US$0.4mm (C$0.5mm) at closing.

The Company reported $Nil (December 31, 2017 - $278,007) in acquisition prepayment on the statement of financial position. As of December 31, 2017, the Company reported $278,007 in acquisition prepayment mostly related to the Florida Mountain acquisition from Empire and Banner. The expenditures related to those claims have been re-classified from the acquisition prepayment to the exploration and evaluation assets upon close of the Empire and Banner acquisition transactions in early 2018.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

  US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
  US$20,000 cash on the six-month anniversary;
  US$30,000 cash on the one-year anniversary;
  US$30,000 cash on the second anniversary;
  US$30,000 cash on the third anniversary; and
  US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

11. EXPLORATION AND EVALUATION ASSETS (continued)

Black Sheep Claims

The Company staked a number of the Black Sheep claims in 2018. The staking was completed in early 2019.

The following table outlines the exploration and evaluation assets break-down:

      Exploration and Evaluation Assets Summary:

	DeLamar Deposit	Florida Mountain Deposit	War Eagle Claims	Black Sheep Claims	Total
Balance at December 31, 2016	$-	$-	$-	$-	$-
DeLamar's acquisition costs	59,331,666	-	-	-	59,331,666
Advance minimum royalty	3,764	-	-	-	3,764
Balance at December 31, 2017	$59,335,430	$-	$-	$-	$59,335,430
Cash payments	-	2,728,400	47,747	-	2,776,147
Claim Staking	59,522	71,748	-	138,363	269,633
Technical due diligence	13,235	16,506	27,060	-	56,801
Legal expenses	3,394	256,925	61,201	-	321,520
Title review and environment	-	33,300	8,888	-	42,188
Other expenses	-	4,930	6,407	-	11,337
Promissory note interest accretion expenses	361,095	-	-	-	361,095
Reclamation adjustment (Note 15)	(9,972,051)	-	-	-	(9,972,051)
Depreciation*	(11,751)	-	-	-	(11,751)
Translation difference**	5,188,598	-	-	-	5,188,598
Total	54,977,472	3,111,809	151,303	138,363	58,378,947
Advance minimum royalty	9,140	34,105	-	-	43,245
Balance at December 31, 2018	$54,986,612	$3,145,914	$151,303	$138,363	$58,422,192

*A staff house building with a fair market value of US$187,150 (C$255,310) has been included in the DeLamar property. This building is being depreciated.

**December 31, 2017 closing balance of US $47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference.

The Company spent $9,512,437 in exploration and evaluation activities during the year ended December 31, 2018 (2017 - $275,968).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

11. EXPLORATION AND EVALUATION ASSETS (continued)

The following table outlines the Company's 2018 and 2017 exploration and evaluation expense details:

	2018	2017
Contract drilling	$4,625,095	$-
Other drilling related	2,487,241	-
Labour & geology consultants	849,037	14,250
Exploration (IP, sampling)	459,593	214,481
Land and permitting	544,880	27,595
Metallurgy test work	116,330	-
Technical reports and studies	192,193	16,202
Community, safety and other site related	238,068	3,440
Total	$9,512,437	$275,968

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As December 31, 2018, $473,970 (December 31, 2017 - $341,870) was owed to related parties, for payroll expenses, consulting fees, and other expenses.  Due from related parties as December 31, 2018 was $40,053 (December 31, 2017 - $Nil) and was recorded in receivables, related to rent and office expenses due from entities for which Integra's directors are executives.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to key management personnel for the years ended December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
Short-term benefits*	$1,348,946	$708,037
Associate companies**	(75,583)	25,780
Stock-based compensation	1,155,653	570,570
Total	$2,429,016	$1,304,387

    *Short-term employment benefits include salaries, bonuses, and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

13. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is between 30 to 90 days. The majority of the Company's payables relates to drilling and exploration expenditures, legal and office expenses, and consulting fees.

The following is an aged analysis of the trade and other payables:

As at	December 31, 2018	December 31, 2017
<30 days	$1,099,682	$409,916
31 - 60 days	143	2,226
61 - 90 days	-	1,654
>90 days	288	-
Total Accounts Payable	1,100,113	413,796
Accrued Liabilities	104,401	191,528
Total Trade and Other Payables	$1,204,514	$605,324

Accrued liabilities at December 31, 2018 and 2017, include accruals for exploration expenditures, payroll, bonuses, professional services and office expenses.

14. PROMISSORY NOTE LIABILITY

In November 2017, the Company acquired the DeLamar Gold and Silver Project for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm is due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares has been pledged as security for the promissory note and is guaranteed by Integra Holdings U.S. Inc.

As at	December 31, 2018	December 31, 2017
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(122,026)	(465,001)
Carrying value of promissory note payable	$4,377,974	$4,034,999

The promissory note liability was reported as of December 31, 2017 under the non-current liabilities. As of December 31, 2018, the promissory note liability is reported under the current liabilities, as the promissory note is due within 12 months.

Subsequent to the year end, the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 (see the "Subsequent events" note 21).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

15. COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of C$10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company paid AMR in the amount of US$31,700 (C$43,245) in 2018 (December 31, 2017 - US$3,000 (C$3,764)). This obligation is expected to increase in 2019 to approximately US$117,450 (C$160,225). The Company paid annual land access lease and IDL rent payments of US$77,816 (C$106,157) in 2018 (December 31, 2017 - $Nil) and expect this obligation to increase in 2019 to approximately US$99,687 (C$135,993).  The Company also paid US$87,305 (C$119,101) in annual BLM claim fees in 2018 (December 31, 2017 - $Nil). BLM claim fees are expected to increase to approximately US$116,290 (C$158,643) in 2019. The AMR, annual land lease payments, IDL rent payments, and BLM payments are expected to be greater in 2019 as the Company significantly increased its land package in 2018.

16. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist of water treatment and environmental monitoring costs.

The reclamation and remediation obligation represent the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

The Company reviewed and revised some of its December 31, 2017 reclamation assumptions and estimates. The discount rate used in estimating the site restoration cost obligation increased from 2.74% to 3.02% for the year ended December 31, 2018, to reflect a 30-year treasury yield curve rates change. The inflation rate used range between 2.0% and 2.3% for the year ended December 31, 2018 (2.3% to 2.5% for the year ended December 31, 2017), to reflect a decrease in long term inflation estimates. The projected expenses related to future water treatment and environmental monitoring activities are also expected to decrease due to the transition of services from EM Strategies to DeLamar Mining Company (Note 21). There were no changes to the market risk premium (2.5% for the second and third year and 5% for the fourth year and thereafter).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

16. RECLAMATION AND REMEDIATION LIABILITIES (continued)

These changes resulting from the reclamation assumptions revision are recognized as a decrease in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 11).

The following table details the changes in the reclamation and remediation liability.  As at December 31, 2018, the current portion of the reclamation and remediation obligation of $2,289,740 represents the total estimated water treatment and environmental monitoring costs to be incurred from January 1, 2019 to December 31, 2019.

Water Treatment and Environmental Monitoring	$
Liability balance at December 31, 2017	48,767,928
Reclamation spending	(2,364,788)
Accretion expenses	1,380,172
Reclamation adjustment	(9,972,051)
Translation difference	4,337,439
Balance at December 31, 2018	42,148,700
Current portion at December 31, 2018	2,289,740
Non-current portion at December 31, 2018	39,858,960

 Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of December 31, 2018 amount to US$2.9mm (C$4.0mm).

Reclamation and remediation bonds	December 31, 2018		December 31, 2017
	C$	US$	C$	US$
Idaho Department of Lands	3,791,015	2,778,929	3,519,764	2,778,929
Idaho Department of Environmental Quality	136,420	100,000	126,659	100,000
Bureau of Land Management - Idaho State Office	70,256	51,500	-	-
Total	$3,997,691	$2,930,429	$3,646,423	$2,878,929

In 2017, the Company arranged for C$3.7mm (US$2.9mm) term deposit (reported as "Restricted cash" in the consolidated statements of financial position) related to the letters of credit.

In 2018, these obligations have been secured with surety bonds. These surety bonds have a 50% cash collateral requirement and are subject to a 2.5% management fee (see Note 8 - Restricted cash for further details).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

17. SHARE CAPITAL

Share Capital

On August 17, 2017, the Company announced that it has filed articles of amendment to affect the name change to Integra Resources Corp., and a share consolidation on a 1 for 2.5 basis approved by shareholders of the Company at its annual and special meeting held on July 6, 2017. The share consolidation reduced the number of outstanding common Shares from 46,003,540 to 18,401,410. No fractional common Shares were issued pursuant to the Consolidation and any fractional common Shares that would have otherwise been issued have been rounded down to the nearest whole number and cancelled.

As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the January 2017 1 for 5 and the August 2017 1 for 2.5 share consolidations. The Company's outstanding options were adjusted on the same basis as the common shares, with proportionate adjustment being made to the exercise prices.

The Company is authorized to issue an unlimited number of common shares without par value.  As at December 31, 2018, the total issued and outstanding common shares is 77,307,511 (December 31, 2017 - 56,020,074).

Activity during the year ended December 31, 2018

On March 15, 2018, 44,837 broker warrants related to the Company's October 2017 financing have been exercised at a price of $0.85 for total proceeds of $49,054.

On October 31, 2018, the Company completed a non-brokered offering of 6,867,600 special warrants at an issue price of $0.80 per special warrant for gross proceeds of $5,494,080. The Company paid $122,600 to certain finders and $94,973 for various other expenses (legal, filing, and consulting) in connection with the non-brokered offering. The special warrants were converted into 6,867,600 free trading common shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering of 14,375,000 common shares at an issue price of $0.80 per common share for gross proceeds of $11,500,000. The Company paid the agents an aggregate cash fee of $600,000. The Company also paid a finder's fee of $90,000 to a finder and $312,024 for various other expenses (legal, filing, and consulting) in connection with the offering.

Activity during the year ended December 31, 2017

On January 30, 2017, the Company filed articles of amendment giving effect to the consolidation of its issued and outstanding common shares on a 1 for 5 basis.  The Consolidation was approved by shareholders at the annual and special meeting held on June 21, 2016.

On March 16, 2017, the Company completed a non-brokered private placement for gross proceeds of $62,402 through the issuance of 499,215 common shares of the Company at a price of $0.13 per common share. The

Company has also issued an aggregate of 6,287,730 common shares in settlement of an aggregate of $785,967 of indebtedness at a price of $0.13 per common share.  As a result of the debt settlement, Medalist Capital Ltd. (former related party) has acquired 6,287,730 common shares of the Company representing approximately 72% of the issued and outstanding common shares of the Company on a non-diluted basis.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (continued)

Activity during the year ended December 31, 2017(continued)

In connection with the issuance of the common shares subscribed for in the non-brokered offering, the Company has agreed to pay a finder's fee equal to 8% of the aggregate proceeds of the offering to be satisfied through the issuance of 39,935 common shares of the Company.  As the amount represents a cost of share issuance recorded against the value of the shares issued, the amount is reported as $Nil.

On May 25, 2017, the Company completed a non-brokered private placement for gross proceeds of $835,000 through the issuance of 6,072,729 common shares of the Company at a price of $0.14 per common share.

On August 2, 2017, the Company completed a non-brokered private placement for gross proceeds of $896,500 through the issuance of 3,586,000 common shares of the Company at a price of $0.25 per Common Share.

On August 2, 2017, the Company consolidated its shares on a 1 for 2.5 basis.

On October 30, 2017, Integra closed a brokered financing for gross proceeds of $27,261,775. The Company issued 32,072,677 subscription receipts at a price of $0.85 per subscription receipt (which were converted into shares upon closing of the DeLamar acquisition on November 3, 2017). The Company paid the agents a cash commission equal to 6% of the gross proceeds, and issued broker warrants equal to 6% of the number of subscription receipts sold under the offering, excluding President's list subscription receipts. On November 3, 2017, the Company issued a total 1,793,488 Broker Warrants and each Broker Warrant shall entitle the holder thereof to subscribe for one common share of the Company at a price per share equal to the issue Price for a period of 18 months from the Closing Date.

On November 3, 2017, as a consideration of the Company's acquisition of the DeLamar Project, Integra issued to Kinross 5,545,987 Integra shares ($4,714,089), which is equal to 9.9% of all of the issued and outstanding Integra shares, as of November 3, 2017 (please see the "Exploration and Evaluation Assets" Note 11).

Stock Options

The Company has an incentive stock option plan ("the Plan") whereby the Company can grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  As at December 31, 2018, the Company had 812,251 (December 31, 2017 - 1,444,807) options available for issuance.

The Plan provides that it is solely within the discretion of the Board to determine who would receive stock options and in what amounts. In no case (calculated at the time of grant) shall the Plan result in:

- The aggregate number of options granted in a 12-month period to any one individual exceeding 5% of the outstanding shares of the Company;

- The maximum number of options which may be reserved for issuance to insiders of the Company shall not exceed 10% of the outstanding shares of the Company;

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (continued)

Stock Options (continued)

- The maximum number of options which may be issued to any insider of the Company, together with any previously established or proposed share compensation arrangements, within a 12-month period shall not exceed 5% of the outstanding shares of the Company.

- The maximum number of options, which may be issued to insiders of the Company, together with any previously established or proposed share compensation arrangements within a 12-month period shall not exceed 10% of the outstanding shares of the Company.

A summary of the changes in stock options for the years ended December 31, 2018 and 2017 is as follows:

December 31, 2018			December 31, 2017
		Weighted		Weighted
		Average		Average
	Options	Exercise	Options	Exercise
Outstanding at the beginning of year	4,157,200	$1.00	52,800	$6.25
Granted	2,903,500	0.88	4,150,000	1.00
Forfeited/Expired	(142,200)	1.11	(45,600)	6.75
Outstanding at the end of year	6,918,500	$0.95	4,157,200	$1.00

The following table provides additional information about outstanding stock options as December 31, 2018:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	4,015,000		$1.00	1,705,000	November 3, 2022
	250,000		$1.28	-	February 1, 2023
	250,000		$1.18	83,333	February 28, 2023
	225,000		$0.87	-	August 29, 2023
	100,000		$0.87	-	September 10, 2023
	1,828,500		$0.80	133,333	November 23, 2023
	250,000		$0.80	83,333	December 13, 2023
Total	6,918,500	4.22	$0.95	2,005,000

  Share-based payments - options

A summary of the changes in the Company's reserve for share-based payments for the years ended December 31, 2018 and 2017 is set out below:

	December 31, 2018	December 31, 2017
Balance at beginning of year	$1,143,382	$525,620
Changes	1,577,664	617,762
Balance at the end of year	$2,721,046	$1,143,382

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (continued)

Share-based payments - options (continued)

On December 13, 2018, the Company granted 250,000 to a new director, at an exercise price of $0.80 per share, with the expiry date December 13, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $79,875.

On November 23, 2018, the Company granted 1,828,500 to its directors, officers and employees, at an exercise price of $0.80 per share, with the expiry date November 23, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $758,905.

On September 10, 2018, the Company granted 100,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date September 10, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $53,794.

On August 29, 2018, the Company granted 225,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date August 29, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $121,608.

On February 28, 2018, the Company granted 250,000 to a new director, at an exercise price of $1.18 per share, with the expiry date February 28, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $176,755.

On February 1, 2018, the Company granted 250,000 to a new employee and a consultant, at an exercise price of $1.28 per share, with the expiry date February 1, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $194,619.

On November 3, 2017, the Company granted 4,150,000 to its directors, officers and employees, at an exercise price of $1.00 per share, with the expiry date November 3, 2022. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $2,520,963.

Total share-based payment included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2018 was $1,577,664 (December 31, 2017 - $617,762). The following assumptions were used for the Black-Scholes valuation of options granted during the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Dividend rate	0%	0%
Expected annualized volatility	69.19% - 75.15%	73.64%
Risk free interest rate	2.03% - 2.29%	1.76%
Expected life of options	5	5
Weighted average of strike price of options granted	$0.88	$1.00

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (continued)

Warrants

A summary of the changes in warrants to acquire an equivalent number of shares for the years ended December 31, 2018 and 2017 is as follows:

December 31, 2018			December 31, 2017
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
		price		price
Outstanding at the beginning of year	1,793,488	$0.85	-	$-
Granted	-	-	1,793,488	0.85
Exercised	(44,837)	0.85	-	-
Outstanding at the end of year	1,748,651	$0.85	1,793,488	$0.85

The following table provides additional information about warrants as of December 31, 2018:

No. of warrants outstanding	Weighted average remaining life (Years)	Exercise price	Expiration date
1,748,651	0.34	$0.85	May 3, 2019

Share-based payments - warrants

A summary of the changes in the Company's reserve for warrants for the years ended December 31, 2018 and 2017 is set out below:

	December 31, 2018	December 31, 2017
Balance at beginning of year	$844,000	$406,000
Changes	(10,942)	438,000
Balance at the end of year	$833,058	$844,000

In conjunction with the October 2017 private placement, the Company paid the agents a cash commission equal to 6% of the gross proceeds, and issued broker warrants equal to 6% of the number of subscription receipts sold under the offering, excluding President's list subscription receipts. On November 3, 2017, the Company issued a total 1,793,488 broker warrants at the exercise price of $0.85. Each broker warrant entitles the holder thereof to subscribe for one common share of the Company at a price per share equal to the issue price for a period of 18 months from the Closing Date.

The share-based payment related to these brokers' warrants was calculated as $438,000. The following assumptions were used for the Black-Scholes valuation of those warrants:

December 31, 2017
Dividend rate	0%
Expected annualized volatility	58.47%
Risk free interest rate	1.37%
Expected life of warrants	1.5
Weighted average FV of warrants granted	$0.85

The change of $10,942 in the year ended December 31, 2018 (December 31, 2017 - $438,000) is related to the 44,837 warrants exercised during the same period (December 31, 2017 - Nil).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

18.  CURRENT AND DEFERRED TAX

The Company reported current and deferred tax expense of $Nil during the year ended December 31, 2018 in the consolidated statements of operations and comprehensive loss.

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	2018	2017
Income/(loss) before income taxes	$(14,807,839)	(5,523,877)
Applicable statutory rate	27.00%	26.00%
Income tax expense at statutory rate	(3,998,116)	(1,436,208)
Increase/(decrease) attributable to:
Change in deferred tax assets not recognized	3,498,271	1,586,991
Rate differential due to foreign operations	58,227	(314,449)
Share-based compensation	425,969	160,618
Non-deductible items	13,316	3,047

Other	2,333	-
Income tax expense	$-	-
Effective tax rate	0%	0%

The statutory tax rate increased from 26% to 27% between 2017 and 2018 due to an increase in the British Columbia provincial rate.

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized on the consolidated statements of financial position is as follows:

	2018	2017
Exploration and development expenditures	$(92,675)	$-
Unrealized foreign exchange gain	(93,662)	-
Non-capital losses	437,173	-
Right-of-use assets	(250,836)	-
Total	$-	$-

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2018.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

18.  CURRENT AND DEFERRED TAX (continued)

The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	2018	2017
Exploration and development expenditures	$8,680,834	$205,953
Non-capital losses	8,072,877	5,886,826
Share-issuance costs	2,131,397	1,446,181
Finance leases under IFRS 16	988,218	-
Unrealized foreign exchange losses	15,745	572,031
Total differences and losses for which no deferred tax asset is recognized	$19,889,071	$8,110,991

As of December 31, 2018, and included in the above table, the Company and its subsidiaries had  available Canadian non-capital loss carry forwards of $3,395,700 which expire between the years 2037 and 2038 for which no deferred tax asset has been recognized and  U.S. net operating loss carry forwards of $4,924,080 (US$3,609,500) which expire in 2037 and 2038 for which no deferred tax asset has been recognized.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the years ended December 31, 2018 and 2017 are as follows:

      Year ended December 31, 2018:

  Promissory note interest accretion                                                                                   $361,095

      Year ended December 31, 2017:

  5,545,987 shares issued to Kinross                                                                               $4,714,089
  1,793,488 broker warrants issued with a private placement (share issue costs)              $438,000
  Assumed liabilities related to the reclamation liabilities                                            $46,733,379
  Promissory note adjustment                                                                                          $3,965,764

20. NET INCOME (LOSS) PER SHARE

	December 31, 2018	December 31, 2017
Net income (loss) for the period	$(14,807,839)	$(5,523,877)
Basic weighted average numbers of share outstanding (000's)	59,146	18,961
Diluted weighted average numbers of shares outstanding (000's)	59,146	18,961
Loss per share:
Basic	$(0.25)	$(0.29)
Diluted*	$(0.25)	$(0.29)

    *Basic (loss) income per share is computed by dividing net (loss) income (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options and warrants outstanding have been excluded from computing diluted earnings per share because they are anti-dilutive or not in the money.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2018 and 2017 (Expressed in Canadian Dollars)

21. SUBSEQUENT EVENTS

  On January 11, 2019, the Company granted 200,000 to a new employee and one consultant, at an exercise price of $0.87 per share, with the expiry date January 11, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions.
  On January 16, 2019, the Company granted 125,000 to a new employee, at an exercise price of $0.86 per share, with the expiry date January 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions.
  The Company and Kinross have extended the maturity of the Promissory note from May 3, 2019 to November 3, 2019.

  On February 28, 2019, the Company formally informed EM Strategies that it will transition the site water treatment management and environmental monitoring from EM Strategies to DeLamar Mining Company, an indirect wholly owned subsidiary of the Company. As a result, the US$300,000 (C$409,260) security deposit and US$202,563 (C$276,336) placed in an escrow account will be released to DeLamar Mining Company in May 2019.